FBO AIR, INC.
101 Hangar Road
Wilkes-Barre/Scranton International Airport
Avoca, PA 18641
(570) 414-1400

October 19, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Max Webb
Assistant Director
Office 5
Division of Corporation Finance
Mail Stop 3561

Re:	FBO Air, Inc. Post-Effective Amendment No.1
Registration Statement on Form SB-2, File No. 333-125811

Dear Sirs and Madams:

FBO Air, Inc. hereby requests that the above-captioned amendment to registration statement as filed on October 12, 2006 erroneously under the type SB-2/A be withdrawn. We are simultaneously filing the above-captioned amendment to registration statement under the correct type POS AM.

We have, as the Staff requested, indicated that the filing date is October 18, 2006 instead of October 12, 2006 and on the signature page that the position of principal accounting officer is vacant. The registered public accounting firm has also dated its consent October 18, 2006.

FBO AIR, INC.

Date:	By:	/s/ Robert W. Berend
Robert W. Berend
Agent for Service and Secretary